UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 30, 2015

Commission File Number 333-98397

Lingo Media Corporation

(Translation of registrant's name into English)

151 Bloor Street West, Suite 703, Toronto, Ontario Canada M5S 1S4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA CORPORATION

Date: November __30___, 2015	By:	/s/ Michael Kraft
Michael Kraft President and CEO

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

For the nine-month period ended September 30, 2015

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

As at September 30, 2015

Notice to Reader

Management has compiled the Condensed Consolidated Interim Financial Statements of Lingo Media Corporation (“Lingo Media” or the “Company”) consisting of the Balance Sheet as at September 30, 2015 and the Statements of Comprehensive Income, Changes in Equity and Cash Flows for the nine month period then ended. All amounts are stated in Canadian Dollars. An accounting firm has not reviewed or audited these interim financial statements and management discussion and analysis thereon.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

As at September 30, 2015

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Balance Sheet

As at September 30, 2015

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	September 30, 2015	December 31, 2014
ASSETS
Current Assets

Cash and cash equivalents		$139,042	$477,001
Accounts and grants receivable	5	2,277,971	849,344
Prepaid and other receivables		311,793	85,071
		2,728,806	1,411,416
Non-Current Assets

Property and equipment, net	6	31,167	24,806
Intangibles, net	7	1,734,971	847,598
Goodwill		139,618	139,618
TOTAL ASSETS		$4,634,562	$2,423,438

LIABILITIES AND EQUITY

Current Liabilities

Accounts payable		$346,806	150,634
Accrued liabilities		355,936	690,015
Loans payable	8	780,000	838,833
TOTAL LIABILITIES		1,482,742	1,679,482

Equity

Share capital	9	18,700,305	18,162,347
Warrants	11	1,455,732	1,393,202
Share-based payment reserve		2,613,876	2,578,380
Accumulated other comprehensive income		(331,804)	(204,852)
Deficit		(19,286,289)	(21,185,121)
TOTAL EQUITY		3,151,820	743,956
TOTAL LIABILITIES AND EQUITY		$4,634,562	$2,423,438

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are authorized for issuance by the Board of Directors on November 30, 2015.

/s/ Michael Kraft	/s/ Martin Bernholtz
Director	Director

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statement of Comprehensive Income

For the nine-months ended September 30, 2015 and 2014

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	For the three months ended September 30		For the nine months ended September 30
		2015	2014	2015	2014

Revenue		$1,203,201	$222,468	$3,649,487	$1,336,398

Expenses
Selling, general and administrative expenses		340,691	205,626	922,317	690,166
Share-based payment		10,483	29,319	46,300	32,228
Direct costs		121,764	67,245	282,170	177,579
Depreciation – property and equipment	6	2,341	1,658	6,237	5,272
Amortization – intangibles	7	165,339	154,377	519,769	429,539
Total Expenses		640,618	458,225	1,776,793	1,334,784
Profit / (Loss) from Operations		562,583	(235,757)	1,872,694	1,614
Net Finance Charges
Interest expense		37,510	43,619	131,999	136,975
Foreign exchange (gain) / loss		(175,335)	(110,176)	(307,968)	(261,819)
Profit / (Loss) before Tax		700,408	(169,200)	2,048,663	126,458
Income and Other Tax Expense		6,108	9,946	149,831	140,837
Net Profit / (Loss) for the Period		694,300	(179,146)	1,898,832	(14,379)
Other Comprehensive Income
Exchange differences on translating foreign operations gain / (loss)		(62,570)	(76,513)	(126,952)	(222,311)
Total Comprehensive Income (Loss), Net of Tax		$631,730	$(255,659)	$1,771,880	$(236,690)
Earnings /(Loss) per Share
Basic and Diluted		$0.023	$(0.012)	$0.072	$(0.011)
Weighted Average Number of Common Shares Outstanding
Basic and Diluted		27,379,177	21,925,844	24,667,880	21,815,341

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statement of Changes in Equity

For the nine-months ended September 30, 2015

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Issued share capital		Share based payment reserve	Warrants	Accumulated other comprehensive income	Deficit	Total equity
	Number of shares	Amount

Balance as at January 1, 2014	21,779,177	$18,102,347	$2,512,717	$1,132,685	$(168,245)	$(21,068,617)	$510,887
Income / (loss) for the period	-	-	-	-	-	(14,379)	(14,379)
Issued shares – against loans payable	600,000	60,000	-	-	-	-	60,000
Other comprehensive income / (loss)	-	-	-	-	(222,311)	-	(222,311)
Share-based payments charged to operations	-	-	32,228	-	-	-	32,228
Balance as at September 30, 2014	22,379,177	18,162,347	2,544,945	1,132,685	(390,556)	(21,082,996)	366,425
Income / (loss) for the period	-	-	-	-	-	158,392	158,392
Warrants extension(Note 10(b))	-	-	-	260,517	-	(260.517)	-
Other comprehensive income / (loss)	-	-	-	-	185,704	-	185,704
Share-based payments charged to operations	-	-	33,435	-	-	-	33,435
Balance as at December 31, 2014	22,379,177	18,162,347	2,578,380	1,393,202	(204,852)	(21,185,121)	743,956
Income / (loss) for the period	-	-	-	-	-	1,898,832	1,898,832
Private placement	5,000,000	500,000	-	-	-	-	500,000
Warrant issuance	-	(70,230)	-	70,230	-	-	-
Warrant exercise	550,000	76,450	-	(7,700)	-	-	68,750
Option exercise	153,332	31,738	(10,805)	-	-	-	20,933
Other comprehensive income / (loss)	-	-	-	-	(126,952)	-	(126,952)
Share-based payments charged to operations	-	-	46,300	-	-	-	46,300
Balance as at September 30, 2015	28,082,509	$18,700,305	$2,613,876	$1,455,732	$(331,804)	$(19,286,289)	$3,151,820

 The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statement of Cash Flows

For the nine-months ended September 30, 2015

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	For the three months ended September 30		For the nine months ended September 30
	2015	2014	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Income / (Loss) for the period	$694,300	$(179,146)	$1,898,832	$(14,379)
Adjustments to Net Profit for Non Cash Items:
Depreciation / amortization	167,680	156,035	526,006	434,811
Share-based payment	10,483	29,319	46,300	32,228
Interest accretion	11,167	20,288	41,167	64,288
Unrealized foreign exchange gain / (loss)	(65,616)	(80,215)	(133,656)	(217,531)
Operating Income /(Loss) before Working Capital Changes	818,014	(53,719)	2,378,649	(299,417)
Working Capital Adjustments:
(Increase)/decrease in accounts receivable	(487,213)	(101,131)	(1,428,627)	6,975
(Increase)/decrease in prepaid and other receivables	91,020	15,739	(226,722)	18,094
Increase/(decrease) in accounts payable	106,100	45,132	196,172	(65,928)
Increase/(decrease) in accrued liabilities	17,402	119,369	(334,079)	80,716
Cash Generated from / (used in) Operations	545,323	25,390	585,393	339,274
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of intangibles	(538,292)	(150,510)	(1,399,754)	(394,671)
Purchase of property and equipment	-	-	(13,281)	(3,277)
Net Cash Flows Generated from / (used in) Investing Activities	(538,292)	(150,510)	(1,413,035)	(397,948)
CASH FLOWS FROM FINANCING ACTIVITIES
Share capital issued during the period	-	-	500,000	-
Stock option and warrant exercise	89,683	-	89,683	-
Advances of loans	-	-	90,000	60,000
Repayment of loans	(100,000)	-	(190,000)	(60,000)
Net Cash Flows Generated from / (used in) Financing Activities	(10,317)	-	489,683	-
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,286)	(125,120)	(337,959)	(58,674)
Cash and Cash Equivalents at the Beginning of the Period	142,328	144,537	477,001	78,091
Cash and Cash Equivalents at the End of the Period	$139,042	$19,417	$139,042	$19,417

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

September 30, 2015

(Unaudited - See Notice to Reader)

1.	CORPORATE INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange and inter-listed on the OTCQB Marketplace. The condensed consolidated interim financial statements of the Company for the period ended September 30, 2015 comprised the Company and its subsidiaries.

Lingo Media is an EdTech company that is ‘Changing the way the world learns English’.  The Company provides online and print-based solutions through its two distinct business units: ELL Technologies Ltd. (“ELL Technologies”) and Lingo Learning Inc. (“Lingo Learning”). ELL Technologies is a global English language learning multi-media and online training company. Lingo Learning is a print-based publisher of English language learning school programs in China.

The head office, principal address and registered office of the Company is located at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada, M5S 1S4.

2.	BASIS OF PREPARATION

2.1	Statement of compliance and going concern

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. The Company has incurred significant losses recurring over the years. During the period ended September 30, 2015, the Company reported a net profit of $1,898,832 (2014 – net loss of $14,379). As at September 30, 2015, the Company had working capital of $1,246,064 (September 30, 2014 - deficiency of $640,371). The Company’s ongoing success depends on the continued profitable commercialization of its online English language learning technology programs. Given the fact that the Company has had an increase in revenue of $2,313,089, an increase in net profit of $1,913,211 and the Company’s current operating and financial plans, management of the Company believes that it will have sufficient cash flow from operation to fund the Company’s planned operations through fiscal 2015.

The condensed consolidated interim financial statements for the period ended September 30, 2015 (including comparatives) were approved and authorized for issue by the board of directors on November 30, 2015.

2.2	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis. The comparative figures presented in these condensed consolidated interim financial statements are in accordance with IFRS.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

September 30, 2015

(Unaudited - See Notice to Reader)

2.	BASIS OF PREPARATION (Cont’d)

2.3	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiaries controlled by the Company (the “Group”) as at September 30, 2015. Control exists when the Company is exposed to, or has the rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All inter-group balances, transactions, unrealized gains and losses resulting from inter-group transactions and dividends are eliminated in full.

2.4	Functional and presentation currency

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. These consolidated financial statements are presented in Canadian Dollars, which is the Company’s functional currency and presentation currency. The functional currency of ELL Technologies is the United States Dollar (“USD”). All other subsidiaries’ functional currency is Canadian Dollar (“CAD”).

The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

3.	SIGINFICANT ACCOUTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts of assets, liabilities and contingent liabilities, revenues and expenses at the date of the consolidated financial statements and during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

●	Determination of functional and presentation currency
●	Determination of the recoverability of the carrying value of intangible assets and goodwill
●	Determination and recognition of long-term revenue contracts
●	Recognition of government grant and grant receivable
●	Recognition of deferred tax assets
●	Valuation of share-based payments
●	Recognition of provisions and contingent liabilities
●	Assessing whether material uncertainties exist that would cause doubt as to whether the Company could continue as a going concern.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

September 30, 2015

(Unaudited - See Notice to Reader)

4.	SUMMARY OF SIGINFICANT ACCOUTING POLICIES

The accounting policies applied by the Company in these Condensed Consolidated Interim Financial Statements are the same as those applied by the Company in its Consolidated Financial Statements for the year ended December 31, 2014.

5.	ACCOUNTS AND GRANTS RECEIVABLE

Accounts and grants receivable consist of:

	September 30, 2015	December 31, 2014
Trade receivable	$2,133,971	$831,137
Grants receivable	144,000	18,207
	$2,277,971	$849,344

6.	PROPERTY AND EQUIPMENT

Cost, January 1, 2014	$215,599
Additions	3,277
Disposal	(53,494)
Effect of foreign exchange	1,016
Cost, September 30, 2014	166,398
Additions	6,259
Disposal	11,943
Effect of foreign exchange	(10,921)
Cost, December 31, 2014	173,679
Additions	13,281
Disposal	(5,000)
Effect of foreign exchange	4,665
Cost, September 30, 2015	$186,625

Accumulated depreciation, January 1, 2014	183,673
Charge for the period	5,272
Disposal	(44,276)
Effect of foreign exchange	1,165
Accumulated depreciation, September 30, 2014	$145,834
Charge for the period	2,114
Disposal	10,498
Effect of foreign exchange	(9,573)
Accumulated depreciation, December 31, 2014	$148,873
Charge for the period	6,237
Disposal	(4,046)
Effect of foreign exchange	4,394
Accumulated depreciation, September 30, 2015	$155,458
Net book value, Janaury 1, 2014	$31,926
Net book value, December 31, 2014	$24,806
Net book value, September 30, 2015	$31,167

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

September 30, 2015

(Unaudited - See Notice to Reader)

7.	INTANGIBLES

	Software and web development	Content platform	Content development	Total
Cost, January 1, 2014	$7,225,065	$1,477,112	$-	$8,702,177
Additions	394,671	-	-	394,671
Effect of foreign exchange	7,081	-	-	7,081
Cost, September 30, 2014	7,626,817	1,477,112	-	9,103,929
Additions	149,964	-	-	149,964
Effect of foreign exchange	4,830	-	-	4,830
Cost, December 31, 2014	7,781,611	1,477,112	-	9,258,723
Additions	586,360	-	813,393	1,399,754
Effect of foreign exchange	21,952	-	-	21,952
Cost, September 30, 2015	$8,389,923	$1,477,112	$813,393	$10,680,429

Accumulated depreciation, January 1, 2014	$6,763,414	$1,061,868	$-	$7,825,282
Charge for the period	208,579	220,960	-	429,539
Effect of foreign exchange	2,495	-	-	2,495
Accumulated depreciation, September 30, 2014	6,974,488	1,282,827	-	8,257,315
Charge for the period	78,856	74,463	-	153,319
Effect of foreign exchange	491	-	-	491
Accumulated depreciation, December 31, 2014	7,053,835	1,357,290	-	8,411,125
Charge for the period	356,413	119,822	43,534	519,769
Effect of foreign exchange	14,563	-	-	14,563
Accumulated depreciation, September 30, 2015	$7,424,811	$1,477,112	$43,534	$8,945,458

Net book value, December 31, 2014	$727,776	$119,822	$-	$847,598
Net book value, September 30, 2015	$965,112	$-	$769,859	$1,734,971

The Company began commercial production and sale of its services and products during 2009 and started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years

8.	LOANS PAYABLE

	September 30, 2015	December 31, 2014
Loans payable, interest bearing at 9% per annum with monthly interest payments, secured by a general security agreement and due on May 9, 2016(iii).	$880,000	$880,000
Unamortized transaction costs	-	(41,167)
Loan repayment	(100,000)	-
	$780,000	$838,833

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

September 30, 2015

(Unaudited - See Notice to Reader)

8.	LOANS PAYABLE (Cont’d)

(i)

On August 27, 2014, the Company extended the term of the loan originally advanced on September 8, 2010, and extended for a further one-year term on September 8, 2011, 2012, 2013 and 2014. As additional consideration for the extension of the loan, the Company issued to the lenders an aggregate of 600,000 (2013 - 880,000) common shares of Lingo Media. The common shares were issued based on 6.8 percent of the value of the loan (2013 – 10 percent), divided by the market value per common share on the date of issuance.

(ii)	Included in loans payable are loans amounting to $480,000 (2014 – $480,000) to related parties as disclosed in Note 17.

(iii)	On September 10, 2015, the Company repaid $100,000 to one of the lenders and further extended the loan of $780,000 to May 9, 2016

9.	SHARE CAPITAL

a)	Common shares - Authorized

Unlimited number of preference shares with no par value
Unlimited number of common shares with no par value

b)	Common shares - Transactions:

(i)

On March 4, 2011, the Company closed a non-brokered private placement financing of 2,500,000 units (each a "Unit") at $0.60 per Unit and an over-allotment of 1,158,668 Units for gross proceeds of $2,195,200 (the "Financing"). Each Unit is comprised of one common share (each a "Common Share") in the capital of the Company and one non-transferable common share purchase warrant (each a "Warrant"). Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until September 4, 2012. The Warrants are callable, at the option of Lingo Media, after July 5, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days.

On August 23, 2012, the expiry date of the Warrants was extended for additional 18 months to March 4, 2014 with all other conditions remaining the same. On February 21, 2014, the expiry date of the warrants was extended for an additional 2 years to March 4, 2016 with all other terms remaining consistent.

(ii)

On May 11, 2011, Lingo Media closed a non-brokered private placement financing of 1,875,000 units at $0.60 per Unit for gross proceeds of $1,125,000 (the "Second Financing"). Each Unit is comprised of one common share in the capital of the Company and one non-transferable common share purchase warrant. Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until November 11, 2012. The Warrants are callable, at the option of Lingo Media, after September 11, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days.

On August 23, 2012, the expiry date of the Warrants from the Second Financing was extended for an additional 18 months to May 11, 2014 with all other conditions remaining the same. Additionally, on February 21, 2014, the warrants were extended for an additional 2 years to May 11, 2016 with all other terms remaining consistent.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

September 30, 2015

(Unaudited - See Notice to Reader)

9.	SHARE CAPITAL (Cont’d)

b)	Common shares – Transactions (Cont’d):

(iii)

On September 8, 2013, the Company extended the term of the $880,000 loan to September 8, 2014, originally advanced on September 8, 2010, and previously extended for a further one-year term on September 8, 2011 and 2012. As additional consideration for the extension of the loan, the Company respectively issued to the lenders an aggregate of 880,000 common shares of Lingo Media. The common shares were issued based on 10 per cent of the value of the loan, divided by a market price of $0.10 per common share. In the absence of a reliable measure of the services received, the services have been measured at the fair value of the common shares issued.

(iv)

On August 27, 2014, the Company extended the term of the $880,000 loan to September 8, 2015, originally advanced on September 8, 2010, and previously extended for a further one-year term on September 8, 2011, 2012 and 2013. As additional consideration for the extension of the loan, the Company issued to the lenders an aggregate of 600,000 common shares of Lingo Media. The common shares were valued at market price of $0.10 per share. In the absence of a reliable measure of the services received, the services have been measured at the fair value of the common shares issued.

(v)

On April 17, 2015, Lingo Media closed a non-brokered private placement financing of 5,000,000 units at $0.10 per Unit for gross proceeds of $500,000. Each Unit is comprised of one common share in the capital of the Company and one common share purchase warrant. Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.125 per share until April 17, 2016. The securities issued pursuant to the Financing will be subject to a 4 month regulatory hold period commencing from April 17, 2015. One director of the Company participated in the private placement and subscribed to 400,000 Units for a total price of $40,000.

(vi)

In September 2015, 550,000 warrants were exercised. Each warrant entitled the holder to one common share of the Company at an exercise price of $0.125 for the gross proceeds of $68,750. These warrants have a grant date fair value of $0.014. The weighted average price on exercise of these warrants was $0.125.

(vii)

In September 2015, 153,332 stock options were exercised. Each stock option entitled the holder to one common share of the Company at an exercise price of $0.13 and $0.14 for the gross proceeds of $20,933. These options have a grant date fair value of $0.0674 and $0.0721. The weighted average price on exercise of these options was $0.1365.

10.	SHARE-BASED PAYMENTS

In December 2011, the Company amended its stock option plan (the “2011 Plan“). The 2011 Plan was established to provide an incentive to employees, officers, directors and consultants of the Company and its subsidiaries.

The maximum number of shares which may be reserved for issuance under the 2011 Plan is limited to 4,108,635 common shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan, the 2000 Plan, the 2005 Plan and the 2009 Plan, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.

The maximum number of common shares that may be reserved for issuance to any one person under the 2011 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares of the Company granted as a compensation or incentive mechanism.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

September 30, 2015

(Unaudited - See Notice to Reader)

10.	SHARE-BASED PAYMENTS (Cont’d)

The exercise price of each option cannot be less than the market price of the shares on the day immediately preceding the day of the grant less any permitted discount. The exercise period of the options granted cannot exceed 10 years. Options granted under the 2011 Plan do not have any required vesting provisions. The Board of Directors of the Company may, from time to time, amend or revise the terms of the 2011 Plan or may terminate it at any time.

The following summarizes the options outstanding:

	Number of Options	Weighted Average Exercise Price
Outstanding as at January 1, 2014	2,783,250	$0.48
Granted	680,000	0.13
Expired	(50,750)	1.75
Forfeited	(5,000)	0.66
Outstanding as at September 30, 2014	3,407,400	$0.39
Granted	910,000	0.14
Expired	550,000	0.37
Forfeited	-	-
Outstanding as at December 31, 2014	3,767,500	$0.35
Granted	100,000	0.14
Expired	(25,000)	0.20
Forfeited	(100,000)	0.70
Exercised	(153,332)	0.14
Outstanding as at September 30, 2015	3,589,168	0.35

Options exercisable as at September 30, 2014	2,644,505	$0.45
Options exercisable as at December 31, 2014	2,461,166	$0.45
Options exercisable as at September 30, 2015	2,999,496	$0.38

The weighted average remaining contractual life for the stock options outstanding as at September 30, 2015 was 1.64 years (2014 – 2.05 years). The range of exercise prices for the stock options outstanding as at September 30, 2015 was $0.13 - $1.70 (2014 - $0.13 - $1.70). The weighted average grant-date fair value of options granted to employees, consultants and directors during the period has been estimated at $0.0638 (2014 - $0.0674) using the Black-Scholes option-pricing model. The estimated fair value of the options granted is expensed over the options vesting periods.

The vesting periods on the options granted in 2014 are as follows, 435,000 (2013 – nil, 2012 – 550,000) stock options vested immediately upon issuance, 445,000 (2013 – 25,000, 2012 – 750,000) stock options will vest quarterly over 18 months, 410,000 stock options will vest quarterly over 12 months, and 300,000 (2013 – nil, 2012 – 400,000) stock options will vest upon achievements of certain milestones.

The pricing model assumed the weighted average risk free interest rates of 1.21% (2014 – 1.37%) weighted average expected dividend yields of Nil (2014 – Nil), the weighted average expected common stock price volatility (based on historical trading) of 79% (2014 – 82.64%), a forfeiture rate of zero, a weighted average stock price of $0.14, a weighted average exercise price of $0.14, and a weighted average expected life of 3 years (2014 – 4.73 years), which were estimated based on past experience with options and option contract specifics.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

September 30, 2015

(Unaudited - See Notice to Reader)

11.	Warrants

The following summarizes the warrants outstanding:

	Weighted Average Remaining Contractual Life (Years)	Series	Number of Warrants	Weighted Average Exercise Price
Extended	0.43	A	3,658,668	$0.75
Extended	0.61	B	1,875,000	0.75
December 31, 2014			5,533,668	0.75
Issued	0.55		5,000,000	0.125
Exercised			(550,000)	0.125
September 30, 2015			9,983,668	$0.45

The 3,658,668 warrants issued on March 4, 2011 and the 1,875,000 warrants issued on May 11, 2011 had an expiry date of March 4, 2014 and May 11, 2014 respectively. On February 14, 2014, the warrants were extended to March 4, 2016 and May 11, 2016 respectively.

The 5,000,000 warrants issued on April 17, 2015 has an expiry date of April 17, 2016 (Note 9 (v)). In September 2015, a total of 550,000 warrants were exercised at $0.125.

12.	GOVERNMENT GRANTS

Included as a reduction of selling, general and administrative expenses are government grants of $150,746 (2014 - $194,884), relating to the Company's publishing projects. At the end of the period, $144,000 (2014 - $136,550) is included in accounts and grants receivable.

One government grant for the print-based ELL segment is repayable in the event that the segment’s annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the grant is repaid.

13.	FINANCIAL INSTRUMENTS

Fair values

The carrying value of cash and accounts and grants receivable, approximates its fair value due to the liquidity of these instruments. The carrying value of accounts payables and accrued liabilities and loans payables approximates its fair value due to the requirement to extinguish the liabilities on demand.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

September 30, 2015

(Unaudited - See Notice to Reader)

13.	FINANCIAL INSTRUMENTS (Cont’d)

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are currency risk and liquidity risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Group’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks.

Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. The Company’s management oversees these risks. The Board of Directors reviews and agrees on policies for managing each of these risks.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries. The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

A 10% strengthening of the US dollars against Canadian dollars would have increased the net equity by $115,369 (2014 - $161,663) due to reduction in the value of net liability balance. A 10% of weakening of the US dollar against Canadian dollar at September 30, 2015 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of September 30, 2015 are as follows:

	US Denominated	China Denominated	Euro Denominated
	USD	RMB	Euro
Cash	8,834	13,357	2,400
Accounts receivable	1,590,758	2,604	2,232
Accounts payable	54,337	-	-

Liquidity risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At September 30, 2015, the Company had cash of $139,042, accounts and grants receivable of $2,277,971 and prepaid and other receivables of $311,793 to settle current liabilities of $1,482,742

Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation.   The Company is primarily exposed to credit risk through accounts receivable.   The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at September 30, 2015, the Company has outstanding receivables of $2,277,971. An allowance for doubtful accounts is taken on accounts receivable if the account has not been collected after a predetermined period of time and is offset to other operating expenses.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

September 30, 2015

(Unaudited - See Notice to Reader)

14.	CAPITAL MANAGEMENT

The Company’s primary objectives when managing capital are to (a) safeguard the Company’s ability to develop, market, distribute and sell English language learning products, and (b) provide a sound capital structure for raising capital at a reasonable cost for the funding of ongoing development of its products and new growth initiatives. The Board of Directors does not establish quantitative capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company includes equity, comprised of issued share capital, warrants, share-based payments reserve and deficit, in the definition of capital. The Company is dependent on cash flow from its textbook royalties co-publishing agreements, from its licensing sales distribution agreements and from external financing to fund its activities. In order to carry out planned development of its products and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There has been no change to the Company’s capital management in 2015 or 2014.

15.	SEGMENTED INFORMATION

The Company operates two distinct reportable business segments as follows:

Print-based English Language Learning: Lingo Learning is a print-based publisher of English school programs.

Online English Language Learning: ELL Technologies is a global English language learning online training and assessment company creating new learning platforms.

Segmented Information (Before Other Financial Items Below)

September 30, 2015	Online English Language Learning	Print-Based English Language Learning	Total
Revenue	$2,689,837	$959.650	$3,649,487
Segmented non-current assets	1,881,753	24,003	1,905,756
Segmented assets	3,464,362	1,170,200	4,634,562
Segmented liabilities	916,637	566,105	1,482,742
Segmented income (loss)	1,457,777	311,386	1,769,163

September 30, 2014	Online English Language Learning	Print-Based English Language Learning	Total
Revenue	$443,520	$892,878	$1,336,398
Segmented non-current assets	990,713	16,083	1,006,796
Segmented assets	1,116,223	972,981	2,089,204
Segmented liabilities	620,825	1,101,954	1,722,779
Segmented income (loss)	(374,865)	267,870	(106,995)

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

September 30, 2015

(Unaudited - See Notice to Reader)

15.	SEGMENTED INFORMATION (Cont’d)

Other Financial Items	2015	2014
Online English Language Learning segmented income (loss)	1,457,777	(374,865)
Print-Based English Language Learning segmented income (loss)	$311,386	$267,870
Foreign exchange	307,968	261,819
Interest expense	(131,999)	(136,975)
Share-based payment	(46,300)	(32,228)
Other comprehensive income (loss)	(126,952)	(222,311)
Total Comprehensive Income /(Loss)	$1,771,880	$(236,690)

Revenue by Geographic Region

	2015	2014
Latin America	$2,373,997	$132,674
China	1,163,219	1,042,138
Other	112,271	294,260
	$3,649,487	$1,336,398

Identifiable Assets by Geographic Region

	2015	2014
Canada	$3,514,027	$2,047,047
Latin America	1,114,504	25,312
China	6,031	16,845
	$4,634,562	$2,089,204

16.	SUPPLEMENTAL CASH FLOW INFORMATION

	2015	2014
Income taxes and other taxes paid	$149,831	$140,837
Interest paid	$82,869	$61,006

17.	RELATED PARTY BALANCES AND TRANSACTIONS

During the period, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

(a)

Key management compensation was $347,443 (2014 – $268,098) and is reflected as management fees and sales commissions paid to corporations owned by a director and officers of the Company. As of September 30, 2015, $199,837 of management compensation is deferred and included in current liabilities.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

September 30, 2015

(Unaudited - See Notice to Reader)

17.	RELATED PARTY BALANCES AND TRANSACTIONS (Cont’d)

(b)

On April 17, 2015, Lingo Media closed a non-brokered private placement financing of 5,000,000 units at $0.10 per Unit for gross proceeds of $500,000. One director of the Company participated in the private placement and subscribed to 400,000 Units for a total price of $40,000.

(c)

At September 30, 2015, the Company had loans payable due to corporations controlled by directors and officers of the Company in the amount of $480,000 (2014 - $480,000). Interest expense related to these loans is $32,311 (2014 - $32,311) (See Note 8).